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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2012

Washington

128

SEC FILE NUMBER

8-52501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelnet Capital, L.L.C.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

121 South 13th Street, Suite 201

(No. and Street)

Lincoln	NE	68508
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Melcher   402-323-1194

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

233 South 13th Street, Suite 1600	Lincoln	NE	68508
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Chad B. Melcher___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Nelnet Capital, L.L.C.___ , as

of ___December 31___ , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
ANITA L. ZICHEK
My Comm. Exp. April 17, 2013

_____
Signature

FINOP & Managing Director
_____
Title

Anita L. Zichek
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C.:

We have audited the accompanying consolidated statement of financial condition of Nelnet Capital, L.L.C. (the Company) as of December 31, 2011, and the related consolidated statement of operations, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Nelnet Capital, L.L.C. as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.



Lincoln, Nebraska
February 22, 2012

NELNET CAPITAL, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents – held at related party	$	1,207,102
Cash deposit with clearing broker		30,000
Investments		8,713,592
Commissions receivable from a related party		16,500
Other accounts receivable from a related party		12,000
Other accounts receivable		43,188
Furniture and equipment, less accumulated depreciation of $15,305		4,597
Prepaid expenses and other assets		887
Total assets	$	10,027,866

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	37,387
Member's equity:		
Contributed capital		550,000
Retained earnings		9,440,479
Total member's equity		9,990,479
Total liabilities and member's equity	$	10,027,866

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C.

Consolidated Statement of Operations

Year ended December 31, 2011

Revenues:		
Commissions, net of commissions incurred of $103,786	$	68,515
Placement fee income		137,742
Management fee income		180,000
Interest income		78,957
Gain on sale of investments		12,063
Unrealized loss on investments		(148,858)
Other revenue		422
Total revenues		328,841
Expenses:		
Employee compensation and benefits		338,877
General and administration		160,562
Consulting fees		43,000
Licenses and registration		67
Depreciation		1,510
Communications		4,421
Total expenses		548,437
Net loss	$	(219,596)

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C.

Consolidated Statement of Member's Equity

Year ended December 31, 2011

		Contributed capital	Retained earnings	Member's equity
Balance at January 1, 2011	$	550,000	9,660,075	10,210,075
Net loss		—	(219,596)	(219,596)
Balance at December 31, 2011	$	550,000	9,440,479	9,990,479

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C.

Consolidated Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(219,596)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,510
Unrealized loss on investments		148,858
Gain on sale of investments		(12,063)
Proceeds from sales of investments		554,326
Purchases of investments		(9,404,713)
Decrease in prepaid expenses and other assets		25,825
Decrease in commissions receivable from a related party		481,838
Increase in other accounts receivable from a related party		(2,650)
Decrease in other accounts receivable		20,401
Decrease in accounts payable and accrued expenses		(494,839)
Net cash used in operating activities		(8,901,103)
Net decrease in cash and cash equivalents		(8,901,103)
Cash and cash equivalents at beginning of year		10,108,205
Cash and cash equivalents at end of year	$	1,207,102

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Nelnet Capital, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts. Nelnet Capital, L.L.C. is a wholly owned subsidiary of Nelnet, Inc.

The Company provides introductory brokerage services. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by a third party. Investment products include common stocks, bonds, and mutual funds.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

Included in the consolidated financial statements is Shockley Financial Corp. (SFC), a wholly owned subsidiary of the Company. This subsidiary was dissolved in May 2011. All intercompany balances and transactions have been eliminated in consolidation.

SFC is not included in the Company's focus report.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

(d) Deposit with Clearing Broker

The Company's deposit with clearing broker is held in a federally insured brokerage account subject to use restrictions and consists of money market funds.

(e) Commissions Receivable and Other Accounts Receivable

Receivables are presented at their net realizable values. Allowance estimates are based upon individual customer experience and likelihood of collection. As of December 31, 2011, there was no allowance balance.

(f) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets of 7 years.

(Continued)

(g) Investments

Investments are held to provide liquidity and to serve as a source of income. The Company's investments are classified as trading and such securities are accounted for at fair value with unrealized gains and losses included on the consolidated statement of operations.

(h) Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its consolidated financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, the Company uses unobservable inputs that reflect the Company's market assumptions such as prices of similar instruments. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for identical instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.

- Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.

- Level 3: Instruments whose primary value drivers are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy at the end of the reporting period.

Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available for identical or similar instruments, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the

(Continued)

assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

(i) Revenue Recognition

- *Commissions* – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives commission and fee income directly from the respective mutual fund.

- *Placement Fee Income* – Placement fee income is earned by investing bond and note proceeds on behalf of the issuer of the bonds or notes. Placement fee income is recognized at the time the bond and note proceeds are invested and the income is determinable.

- *Management Fee Income* – Management fee income is earned by providing services to Nelnet, Inc. and is recognized when earned.

(j) Income Taxes

In accordance with the limited liability company filing status, all income of the Company is taxable at the members' level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc.

If the Company were a C corporation and required to record income taxes, the impact would have been an income tax benefit of approximately $79,055 for the year ended December 31, 2011.

The Company recognizes and measures its recognized tax benefits by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company records interest and penalties related to unrecognized tax benefits in its provision for income taxes.

(3) Investments

Investments include $8,713,592 of student loan auction rate asset-backed securities. Proceeds from the sale of investments during 2011 were $554,326 resulting in a net realized gain of $12,063. Realized gains and losses from the sale of investments are computed under the specific-identification method and are included in the consolidated statement of operations.

(4) Fair Value

The Company uses estimates of fair value in applying various accounting standards for its consolidated financial statements.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. For additional information regarding the Company's policies for determining fair value and the hierarchical framework, see note 2, "Summary of Significant Accounting Policies and Practices – Fair Value Measurements."

The Company's financial assets that are measured at fair value on a recurring basis include $8,713,592 of student loan auction rate asset-backed securities, which are classified as Level 2 in the hierarchical framework. The fair value for the student loan auction rate asset-backed securities is determined using indicative quotes from broker dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms to companies with comparable credit risk.

The remaining financial assets, which are not measured at fair value on a recurring basis, include cash and cash equivalents of $1,207,102 and a cash deposit with a clearing broker of $30,000 as of December 31, 2011. The carrying amount of these assets approximates fair value due to the short maturities of these instruments.

(5) Related-Party Transactions

Revenues include $180,000 of revenue derived from transactions with parties related through common ownership. This revenue is a result of a management services agreement the Company entered into during 2011 with its parent company, Nelnet, Inc.

During 2011, the Company paid related parties approximately $104,000 in commissions and $36,000 for payroll costs. The Company had receivables from related parties of approximately $28,500 at December 31, 2011.

(6) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. It is the Company's policy to charge to the consolidated statement of operations any losses resulting from failed settlements. At December 31, 2011, the Company had no exposure for failed settlements.

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed.

(Continued)

(7) Regulatory Matters

(a) Focus Report

The Company's member's equity, as reported in the consolidated financial statements, is equal to that reported in the schedule accompanying the consolidated financial statements and the Form X-17A-5, Part IIA.

The Company has $8,713,592 invested in student loan asset-backed securities. These investments are reported as other securities on the Company's Focus Report.

(b) Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Because the Company holds no customer accounts, SEC Rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2011, the Company had net capital, as defined and as adjusted, of $6,446,812.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 22, 2012, the date at which the consolidated financial statements were available to be issued.

NELNET CAPITAL, L.L.C.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Total member's equity (from consolidated statement of financial condition)	$	9,990,479
Deduct member's equity not allowable for net capital		—
Total member's equity qualified for net capital		9,990,479
Deduct nonallowable assets:		
Prepaid expenses, other receivables, securities not readily marketable and other assets		1,225,515
Furniture and equipment, net		4,597
		1,230,112
Net capital before haircuts on securities positions		8,760,367
Haircuts on securities (computed pursuant to Rule 15c3-1)		2,313,555
Net capital	$	6,446,812

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$	—
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		6,196,812
Excess net capital at 1000%		6,146,812

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	—
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—%

The Company claims exemption under Rule 15c3-3(k)(1).

See accompanying report of independent registered public accounting firm.

NELNET CAPITAL, L.L.C.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

See accompanying report of independent registered public accounting firm.

NELNET CAPITAL, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

There were no liabilities subordinated to claims of general creditors during the year ended
December 31, 2011.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Nelnet Capital, L.L.C. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

14

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 22, 2012



NELNET CAPITAL, L.L.C.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2011

(With Reports of Independent Registered Public Accounting Firm Thereon)



NELNET CAPITAL, L.L.C.

General Assessment Reconciliation (Form SIPC-7)

Agreed-Upon Procedures

February 22, 2012



KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Nelnet Capital, L.L.C. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including check requisition forms and check copies) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including general ledger detail, expense invoices, and financial statements) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 22, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended December 31, 20 11
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052501   FINRA   DEC
NELNET CAPITAL LLC   20*20
PO BOX 82618
LINCOLN NE 68501-2618

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tammy Engle 402.323.1327

2. A. General Assessment (item 2e from page 2) $ 990

   B. Less payment made with SIPC-6 filed (exclude Interest)   (324)
   7-21-11
   Date Paid

   C. Less prior overpayment applied   (150.60)

   D. Assessment balance due or (overpayment)   516

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 516

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 516

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelnet Capital LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 20 day of JAN , 20 12 .

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1 , 20 11
and ending DEC 31 , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 407,922

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining Item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

      Total additions   407,922

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   12,000

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (I) certificates of deposit and (II) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

   _____   _____

      (Deductions in excess of $100,000 require documentation)   ·   ·

   (9) (I) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (II) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (I) or (II)   _____

       Total deductions   12,000

2d. SIPC Net Operating Revenues $ 395,922

2e. General Assessment @ .0025 $ 990

(to page 1, line 2.A.)

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